Correspondence

February 2, 2010

VIA FAX AND EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  David J. Orlic and Michael F. Johnson

RE:	Verecloud, Inc. Registration Statement on Form S-1 Registration No. 333-163685 Filed December 22, 2009

Ladies and Gentlemen:

On behalf of our client, Verecloud, Inc. (the “Company”), we have set forth below the Company's responses to the comments contained in your letter dated January 15, 2010 with respect to Amendment No. 1 of the captioned Registration Statement.  In addition, we are filing concurrently herewith Amendment No. 2 to the Company’s Registration Statement (the “Amendment No. 2”).

1.           If applicable, please update the financial statements, as necessary, to comply with Rule 8-08 of Regulation S-X.

The Company's financial statements through September 30, 2009 is in accordance with the requirements of Rule 8-08 of Regulation S-X that financial statements not be older than 135 days.

2.           Your summary should discuss the recently approved forward-split to disclose what effect, if any, it will have on the number of shares being offered and your current capitalization.  Please also revise the prospectus, here and throughout as necessary, to reflect the forward-split to the extent it will take effect prior to the desired date of effectiveness of your registration statement.  Further, to the extent you effect your name change prior to the desired effective date, the name change should be reflected, among other places, throughout your filing and in EDGAR.

The forward-split of the Company’s common stock and name change went into effect on January 25, 2010.  Accordingly, the prospectus has been amended throughout to account for the adopted forward-split and the change in the Company’s name from Network Cadence, Inc. to Verecloud, Inc.

3.           You state that while professional services remain the near term opportunity, Network Cadence expects to develop Nimbus.  Expand your disclosure in the Business section to provide an enhanced description of the status of your development.  With regards to Nimbus, clarify what you have accomplished to date, and what remains to be accomplished in order for your company to begin generating revenues in 2010.  We do note your discussion that Network Cadence began funding its research and development activities for the Nimbus project in January 2009.  However, you should consider more prominently disclosing management’s progress.

410 Seventeenth Street, Suite 2200 | Denver, CO 80202-4432 Brownstein Hyatt Farber Schreck, LLP | bhfs.com	303.223.1100 tel 303.223.1111 fax

U.S. Securities and Exchange Commission
February 2, 2010

    The Company has the disclosure as requested and expanded the disclosure in the “Overview” of the Business section to include additional information on the Nimbus accomplishments to date, roadmap going forward and key milestones to reach commercial viability and develop revenues by the end of 2010.  In addition, we have disclosed more prominently management’s progress in accomplishing the foregoing.

4.           You indicate that Network Cadence will initially target Tier 1 CSPs domestically and internationally.  In particular, Network Cadence will place a high priority on partnering with CSPs who intend to target the small-and-medium business customer.  Any discussion of your business plans should be balanced with disclosure that your business may not materialize in the event you are unable to execute on your plan.  Ensure that all claims relating to events that you expect to occur at a future time are expressed as objectives that may not be accomplished.  To the extent your filing continues to include statements that predict accomplishments in the future, expand to provide meaningful discussions of the events or circumstances that may prevent the accomplishment of these objectives.  This comment applies to disclosure throughout your filing, including in Business and Management’s Discussion and Analysis.  Please revise accordingly.

We have revised the disclosure as requested and expanded the disclosure in the “Overview” of the Business section to reflect the impact if the Company is unable to execute on it's  business plan.

5.           You state that your ability to continue as a going concern is dependent on your ability to raise additional capital.  Please include in your risk factor disclosure of the dollar amount of additional capital you believe you must obtain to fund your projected operations for a minimum of 12 months from the date of the prospectus.

We have revised the disclosure as requested.

6.           Please move this risk factor, as well as the immediately preceding risk factor, to a more prominent place in this section.  Please also briefly summarize these risks in the “Risk Factors” section of your prospectus summary.  Alternatively, advise how you came to the conclusion that these risks are not of such significance that they deserve more prominent placement and emphasis.

We have moved these risk factors to a more prominent location as requested.

7.           We note your statement that the prospectus and the documents incorporated by reference in the prospectus and registration statement on Form S-1 contain “certain forward-looking statements (as such term is defined in Section 27A of the Security Act and Section 21E of the Exchange Act).”  Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 expressly state that the safe harbor for forward looking statements does not apply to statements made in connection with an initial public offering or an issuance of penny stock.  Please delete all references to this legislation.

We have deleted all references to Section 27A of the Securities Act and Section 21E of the Exchange Act as requested.

8.           We note the various references throughout the filing regarding your business of selling products and services.  We also note references to software revenue recognition policies, developing IT solutions; large scale highly complex projects and that you may produce sophisticated hardware and operating system hardware.  From these various disclosures it is not completely clear exactly how you earn all of your revenues.  Pursuant to Section III of SEC Release No. 33-8350, the MD&A should serve to inform the reader about how the company earns revenues.  In this connection, expand MD&A to provide a detailed discussion of your various revenue streams.  Refer to Item 303 of Regulation S-K.  Also, see our revenue recognition comment under footnote 2.

U.S. Securities and Exchange Commission
February 2, 2010

We have clarified the revenue recognition policy in the Management’s Discussion and Analysis section to state that, for the periods covered by the Registration Statement, the Company's only current source of revenue is from professional services.  Furthermore, we have expanded the disclosure to include the Company's revenue recognition policy with regard to these services.

9.           You state “Management believes that actions presently being taken to raise funds provide the opportunity for Network Cadence to continue as a going concern.”  Disclose management’s progress to date.  Specifically, clarify how you expect to meet your cash requirements for the next 12 months.  State the minimum period of time that you will be able to conduct planned operations using currently-available capital resources.  Quantitative information regarding your financial requirements is necessary to enable investors to asses Network Cadence’s financial condition and the likelihood it will be able to pursue its business plan.  See Item 303(a)(1) of Regulation S-K.

We have updated the disclosure as requested.

10.           We note the research and development costs of $198,000 as discussed on page 26.  Provide a general discussion of such expenses incurred, including whether any additional research and development is planned and how it will impact liquidity.  Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release No. 33-8350.

We have updated the disclosure to include more information regarding the change in accounts receivable.  In addition, we have provided day's sales outstanding amount and disclosed that there had been no change to the collection terms during each period.

11.           We note the significant change in accounts receivable balance from December 31, 2008 to September 30, 2009 and that there is no discussion regarding changes in accounts receivables in MD&A.  Please expand to include a discussion regarding the reasons for changes in accounts receivable balances from period to period.  Also, tell us if you considered providing an analysis of day’s sales outstanding for each period and providing disclosure of any changes or issues in collection terms pursuant to Section III.B.1 of SEC Release No. 33-8350.  Refer to Item 303(a)(1) of Regulation S-K.

We have updated the disclosure as requested.

12.           Refer to the statements of cash flows on page F-6.  Expand your discussion to include the significant changes in accounts payable, income taxes payable, advances to related parties.  Also, provide a discussion as to the nature and origin advances to related parties.  Please note that changes that result from infrequent events or transactions or any significant economic events that materially affect amounts, should be discussed in MD&A.  Refer to Item 303(a) of Regulation S-K.

We have updated the disclosure as requested.

13.           We note on page 11 the disclosure of the May 26, 2009 note payable issued to the two former principals of the company.  We also note such disclosure, which is provided on a much more detailed basis, on page 32.  Please expand the disclosure in MD&A to provide all the details of this transaction.  Also, given the going concern issue of the company, expand MD&A in the section labeled, “going concern”, to discuss how the company plans to service the debt requirements of the note payable.  Also, we refer to the note payable covenant which requires that the company maintain no less than $750,000 in cash or cash equivalents beginning in January 2010 and until the note is paid in full and failure to maintain this cash can accelerate full payment of the note.  Expand the disclosure in the section labeled “going concern” on page 18, to disclose the potential impact on short-term and long-term liquidity, should the company not maintain the required cash and cash equivalent balances required by the covenant.  Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release No. 33-8350.

U.S. Securities and Exchange Commission
February 2, 2010

We have updated the disclosure as requested.  For the promissory note payable to the former principals, we expanded the disclosure under “Related Party Transactions.”  This added disclosure also addresses the comments related to:  1) how the Company plans to service the debt requirements of the promissory note and 2) the impact to the Company if it does not maintain the equired cash or cash equivalents balance.

14.           Please specifically disclose the factual basis for and the context of your beliefs and opinions set forth in the registration statement.  You must be able to substantiate on a reasonable basis all such beliefs and opinions.  For example, please remove from your filing, or provide support for, the following:

•
Your assertion that “[t]his evolution will enable CSPs to effectively compete and prevail over new entrants offering next generation services across a myriad of alternative entry points to gain access to content”;

•
Your assertion that “among small-to-medium business customers (fewer that 250 employees) the delivery mechanism for business application software is transitioning from an in-house, hard installation, licensed-based model to an on-demand, pay-as-you-go model of ‘Software as a Service’ (SaaS)”; and

•
Your assertion that “[t]he preferred delivery platform of this new approach in delivering services and applications is ‘cloud-based computing,” a style of computing in which dynamically scalable and often-virtualized resources are provided as a service over the Internet.”

We have omitted these beliefs and opinions from the Registration Statement and revised the statements to provide a more straightforward definition of cloud computing.

15.           With respect to third-party statements in your prospectus, such as the data attributed to the Yankee Group, Infornetics Research, Piper Jaffray, AMI-Partners, Saugatuck Technology, Compliance Research Group, THINKstrategies, please supplementally provide us with support for such statements.  To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the information and cross-reference it to the appropriate location in your prospectus.  Also, supplementally tell us whether the source of each statistic is publicly available without cost or at a nominal expense and whether you commissioned any of the referenced sources.

We have omitted these third-party statements from the Registration Statement.

16.           Please ensure that your disclosure briefly describes the business experience for Mr. Buckley during the past five years as required by Item 40(e) of Regulation S-K.

We have updated the disclosure as requested.

17.           Please update your executive compensation disclosure to provide information for your recently completed fiscal year ended December 31, 2009.  Refer to “Interpretive Responses Regarding Particular Situations” Item 217.11 under Item 402(a) of Regulation S-K of our Compliance and Disclosure Interpretations.

U.S. Securities and Exchange Commission
February 2, 2010

On December 3, 2009, the Company’s board of directors approved a change in the Company’s fiscal year from December 31 to June 30.  Accordingly, we have updated the disclosures related to executive compensation to account for the most recently completed fiscal year end of June 30, 2009.

18.           You state “[t]o our knowledge, of the selling stockholders is a registered broker-dealer and/or affiliated with a registered broker-dealer.”  It appears that you intended to state that to your knowledge, none of the selling stockholders is a registered broker-dealer and/or affiliated with a registered broker-dealer.  Please advise.

We have updated the disclosure as requested.

19.           We note your statement that ‘[t]o prevent dilution to the selling stockholders, the following numbers may change because of stock splits, stock dividends or similar events involving our common stock.”  Please explain the meaning of this disclosure, and disclose any current plans, proposals or arrangements to engage in any of the listed activities.  If you have no current plans, proposals or arrangements, so indicate in your disclosure.

We have updated the disclosure as requested.

20.           We refer to Note 4 on page F-10 regarding management’s plan and that the company intends to overcome the circumstances that impact its ability to remain a going concern through the commencement of revenue and potential equity and debt financing.  Absent a viable and detailed plan which removes the threat to the continuation of the business (also see MD&A comment) that should enable you to remain viable for at least the 12 months, it is not clear if the use of going concern financial statements is appropriate.  Refer to FRC 607.02.

We have expanded our disclosure in the “Going Concern” section of Management’s Discussion and Analysis and under Note 4 to the financial statements to include the steps currently underway to raise additional funding.

21.           The staff notes that the accounts receivable balance makes up most of the company’s assets.  Reference is also made to the accounts receivable accounting policy on page F-7, which states that no allowance was recorded as the whole balance is deemed collectible.  Since 95% of your revenues came from one customer, we assume the majority of this balance comes from the same customer.  Please disclose the nature and terms of the accounts receivable and the percent of accounts receivable from the significant customer.  Also, since the company lost the contract from such customer on November 2, 2009, tell us if there are any issues, events or uncertainties regarding the collectability of the accounts receivable balance as a result of this terminated contract.

We have updated the disclosure as requested.  Subsequent to September 30, 2009, the Company collected the entire outstanding accounts receivable balance.

22.           The disclosure should describe in detail, the accounting for the share exchange (reverse acquisition) and explain the change in capital structure at the exchange date.  Also, it appears that no fair value adjustment was made to the property, plant and equipment assets of Sage at the time of the exchange.  Please explain your accounting for transferring these assets of Sage at cost.  We also refer you to the last paragraph under footnote 11 on page F-13 regarding the recording of $579,905 to retained earnings for the net tax effect upon completion of the share exchange.  Please explain the nature of and basis for this adjustment and provide us with the accounting authoritative literature that you relied upon to support your position.

U.S. Securities and Exchange Commission
February 2, 2010

For the transfer of Sage Interactive, Inc.’s assets, please see the paragraph added to the end of footnote 1 of the financial statements.  In addition, we have included a table in Note 11 showing the calculation for the $579,905 adjustment to retained earnings and added disclosure. The $579,905 relates to pre-merger tax liabilities that would have been part of the Company on an accrual basis.

23.           Refer to the research and development costs of $198,000 on page 26.  Tell us of the nature of such costs and how they were accounted for in the financial statements.  Provide your accounting policy for research and development costs.  Refer to Rule 8-03 of Regulation S-X.

We have updated the disclosure as requested.

24.           We note the various references throughout the filing regarding your business of selling products and services.  We also note references to software revenue recognition policies, developing IT solutions; large scale highly complex projects and that you may produce sophisticated hardware and operating system hardware.  From these various disclosures, it is not completely clear exactly how you earn all of your revenues.  In footnote 2, we see that your revenue recognition policy refers to the four main criteria referenced under SAB Topic 13 and that sales are recorded net of discounts.  Tell us how each of these four criteria comply with SAB Topic 13.  The staff believes your revenue recognition policy to be too general and does not appear to address all your different streams of revenues.  In this regard and if material:

•
disclose each type of revenue stream and arrangements you currently have presented in the financial statements (i.e. products, IT services, professional services, software, contracts under SOP 81-1, multiple-element arrangements, etc.);

•	disclose how you account for each revenue stream and arrangement;

•	disclose arrangements that involve a right of return or are subject to refund or adjustment;

•	provide full disclosure of each revenue stream and the related accounting policy, including any rights of return or refund policies. Similarly, revise your critical accounting policy in MD&A.

As you address our comments please look to SAB Topic 13 for guidance.  Based upon your disclosures throughout the filing, it appears you should specifically look to guidance found in SOP 97-2, EITF 00-21, SOP 81-1 and SFAS 48 (now ASC 985 and ASC 605).

As of the date of the Amendment No. 2, the Company's only revenue stream is billable professional services.  We have updated the disclosure as requested under “Revenue Recognition.”  We also added information to the “Overview” section of Management’s Discussion and Analysis to clarify that professional services are currently the Company's only revenue stream.  Once the Company's revenue streams expand beyond professional services, the Company will broaden its revenue recognition procedures to include those sources of revenue.

25.           Based upon the loss of your significant customer which accounted for 95% of your revenues, tell us of the basis for believing that no impairment exists for any of the long-lived assets.  Tell us how your determination complies with SFAS 144 (now ASC 360).

U.S. Securities and Exchange Commission
February 2, 2010

The Company's financial statements reflect a full writedown of the goodwill balance of $2,437,177.  The remaining long-lived assets (property and equipment) have a net book value that materially reflects the fair market value of those assets.  We have added a disclosure regarding the property and equipment to Note 2.

26.           For reporting periods that end before September 15, 2009 you may refer to either the Codification or legacy GAAP.  For the interim period ended September 30, 2009 please revise to cite the relevant parts of the Codification rather than legacy GAAP in financial statements.

We have updated the disclosure as requested.

27.           Please tell us and expand the disclosure to indicate the nature and origin of the goodwill balance prior to the impairment recorded.  Please explain the transaction in detail and the accounting applied to record the original goodwill balance.  Also, disclose the method used to determine the impairment charge of $2,437,177.  Further, we note the impairment charge should be presented in operating expenses as opposed to other expense.  Refer to SFAS 142 (now ASC 350).

We have updated the disclosure as requested to include a table in Note 6 showing the calculation of the goodwill balance of $2,437,177 and the fact that the Company fully impaired the balance due to the going concern issues discussed in Note 4 to the financial statements.

28.           The staff refers to the 340,000 shares issued for consulting services that are to be performed over a 14 month period and are reflected entirely in the operating expenses for the nine months ended September 30, 2009.  Tell us of the basis for recognizing the full expense immediately as opposed to recognizing the expense over the 14 month service period.  Tell us what accounting authoritative literature you relied upon in your determination.

We have updated the disclosure as requested.  The expense related to the shares issued was booked in September because the shares are nonrefundable and not dependent on future performance.

29.           Refer to the first paragraph where we note the company did not previously have policies in place for the review, approval or ratification of related party transactions.  Tell us of the related party transactions that were conducted under the old procedures and the impact on the financial statements.  Tell us of the accounting for any such transactions and why the accounting is appropriate.

We have updated the disclosure as requested to include disclosure regarding related party transactions.

30.           Refer to the second paragraph regarding the purchase of the membership interest.  We note the aggregate purchase price for such interest was $3,609,244.  Please reconcile the $3,609,244 purchase amount to the purchase of member’s interest amount disclosed on page F-5 of $1,171,690.  Provide us with a supplemental schedule of your adjustments for this entire transaction.

We have updated the disclosure as requested to include a table in Note 6 showing the reconciliation of the $3,609,244 and the $1,171,690 (immaterially adjusted to $1,172,067).

31.           Revise to provide applicable disclosures required by SFAS 129, par. 4 (now ASC 505-10-50-3).

We have updated Note 9 to include additional information regarding the Company's preferred stock.

U.S. Securities and Exchange Commission
February 2, 2010

32.           The staff refers to the 60,000 and 243,750 stock options awarded under the stock option plans.  Revise your disclosure to provide an accounting policy for all the equity instruments noted under your various plans.  Refer to Rule 8-03 of Regulation S-X.

We have added information regarding the Company's accounting policy for stock options to Note 10 of the financial statements.

33.           Since you were a tax-exempt prior to August 31, 2009, pro forma tax and earnings per share data should be presented on the face of your statements of operations for the all periods presented.  See Article 11 of Regulation S-X.

As requested, we have added the proforma tax and earnings per share information to the face of the Company's statement of operations.

34.           Revise to provide all the applicable disclosures required by SFAS 109 and (now ASC 740-10-50) or tell us why these disclosures are not required.

We have updated the disclosure as requested.

35.           We refer to the May 26, 2009 note payable disclosed on page 11.  We also note the covenant attached to the note which requires that the company maintain no less than $750,000 in cash or cash equivalents beginning in January 2010 and until the note is paid in full and failure to maintain this cash can accelerate full payment of the note.  Pursuant to ASC 855-10-50, disclose this event and an estimate of its financial impact on the financial statements.

We have updated the disclosure at the end of Note 12 describing the impact of not meeting the $750,000 cash or cash equivalents requirement under the promissory note.

36.           Please file the consulting agreement with Capital Group Communications, or advise us as to why you think this is not required.  Refer to Item 601(b)(10) of Regulation S-K.

We have filed the consulting agreement with Capital Group Communications, Inc. as Exhibit 10.4 to the Registration Statement.

37.           Revise to have your principal accounting officer or controller sign the registration statement in such capacity.

We have updated the Registration Statement to have our Chief Financial Officer, Jim Buckley, also sign as the Company’s Principal Accounting Officer.

Form 10-K for the Fiscal Year Ended July 31, 2009

38.           Disclose the specific steps that Network Cadence has taken, if any, to remediate the material weakness and disclose whether Network Cadence believes that the material weakness still exists at the end of the period covered by the report.  In addition, in future filings, when you refer to remediation of material weaknesses, please provide an estimated timetable for remediation and any associated material costs and also disclose when the material weakness was identified, by whom it was identified and when the material weakness first began.

U.S. Securities and Exchange Commission
February 2, 2010

At this time, the Company has not taken any additional steps to remediate the material weakness nor does it believe anything has changed regarding the material weaknesses for the end of the period covered by the report.  However, we have noted your suggestion and the Company’s future filings will include when the material weakness was identified, by whom it was identified, when it first began, and an estimated timetable for remediation and any associated material costs.

39.           Your disclosure presents the conclusion of your “previous President” regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by this report.  Consistent with the certifications attached as exhibits to this report, revise your disclosure to present the conclusion of your current chief executive officer and chief financial officer.

 We will amend the 10-K per your request, to reflect the conclusion of the Company's current Chief Executive Officer and Chief Financial Officer.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

40.           In light of the material weakness that existed with respect to improperly segregated duties and installed accounting software that does not prevent erroneous or unauthorized changes to previous reporting periods and does not provide an adequate audit trail of entries made in the accounting software, disclose in reasonable detail the basis for your officers’ conclusions that Network Cadence’s disclosure control and procedures were nonetheless effective as of the end of the period covered by the report.  In this regard, we also note that several of your periodic reports were filed late in 2009.

Although we have disclosed that material weaknesses exist with respect to improperly segregated duties, the Company nonetheless believes that its disclosure controls and procedures were and continue to be effective as of the end of the period covered by the report.  However, the Company acknowledges that the material weaknesses with respect to improperly segregated duties and its accounting software still exist.  At this time, the Company is in the process of implementing a plan to remediate these weaknesses and will institute as soon as resources allow.  Furthermore, although the 10-Q for the quarter ended September 30, 2009 was filed late, our response to Comment 41 sets forth the basis for that delay.  Finally, despite a disclosure of a material weakness, we believe that internal disclosure controls were reasonably effective because the periodic reports we have filed contain all information required by the forms and comply with provisions of the Securities Act of 1933, the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder.

41.           Please advise why you did not file a Form 12b-25 with respect to this later periodic report.  Rule 12b-25 requires you to file a Form 12b-25 with the Commission if all or any required portion of an annual or quarterly report is not filed within the time period prescribed for the report.

 In connection with the share exchange between Cadence II, LLC and Sage Interactive, Inc., the surviving company, Network Cadence, Inc. adopted the accounting acquirer’s (Cadence II, LLC)  fiscal year as set forth in Section 12240.4 of the Securities and Exchange Commission’s Division of Corporate Finance Reporting Manual.  At the time of the share exchange,  the Company neglected to consider the effect of this fiscal year adoption on its required filings with the SEC and instead filed an Annual Report on Form 10-K for Sage Interactive, Inc. for the year ended, July 31, 2009.  When the Company recognized the adoption of Cadence II's fiscal year upon advice from counsel, the 45-day period for a timely filed Quarterly Report on 10-Q for the period ended September 30, 2009 and the five day extension provided by Rule 12b-25(b)(iii) had passed.

42.           Please confirm that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were effective to accomplish the objectives described in clause (b) of paragraph (a) of this section.

U.S. Securities and Exchange Commission
February 2, 2010

The Company confirms that its current Chief Executive Officer and current Chief Financial Officer concluded that the disclosure controls and procedures were effective to accomplish the objectives of clause (b) of paragraph (a) of your letter.

Sincerely,

/s/ David A. Rontal
David A. Rontal